FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                  Date of filing: 18 March 2003


                   BALTIMORE TECHNOLOGIES PLC
                     (Registrant's name)


Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
         Theale, Reading, Berkshire, England RG7 4SA
             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


                            EXHIBIT INDEX


Press Release regarding: Notice of 2002 Results dated: 18 March 2003




                           Baltimore Technologies plc

                      Notification of Preliminary Results


Baltimore Technologies plc will be announcing its Preliminary Results for the 12 months ended 31 December 2002 on Wednesday 19th March 2003.


For further information, please contact:

Smithfield Financial

Andrew Hey          020 7903 0676

Nick Bastin         020 7903 0633




                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              BALTIMORE TECHNOLOGIES PLC


                              By:___/s/ Simon Enoch ___

                                 Name:  Simon Enoch
                                 Title: Secretary and General Legal Counsel


Date: 18 March 2003